Exhibit 99






                       RESOURCE FINANCE & INVESTMENT LTD.

                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (Expressed in Canadian Dollars)

                        December 31, 2003, 2002 and 2001

Contents









                                                                 Page

Auditors' Reports                                                   1

Consolidated Balance Sheets                                         2

Consolidated Statements of Operations                               3

Consolidated Statements of Shareholders'                            4
Equity (Deficiency)

Consolidated Statements of Cash Flows                             5-6

Consolidated Schedule of Mineral Property Costs                     7

Notes to the Consolidated Financial Statements                   8-17

AUDITORS' REPORT

-------------------------------------------------------------------------------

To the Shareholders of Resource Finance & Investment Ltd.:We have audited the consolidated balance sheet of Resource Finance & Investment Ltd. (a development stage company) as at December 31, 2003 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of December 31, 2002 and for the period from October 16, 1978 (inception) to December 31, 2002 were audited by other auditors who expressed unqualified opinions in their reports pertaining to such periods. Our opinion on the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the period from October 16, 1987 (inception) to December 31, 2002, insofar as it relates to amounts for prior periods through December 31, 2002, is based solely on the report of other auditors.We conducted our audit in accordance with generally accepted auditing standards in Canada and United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.In our opinion, based on our audit, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

                                                     "Staley, Okada & Partners"

Vancouver, B.C. Canada                                STALEY, OKADA & PARTNERS
February 27, 2004                                       CHARTERED ACCOUNTANTS



--------------------------------------------------------------------------------

COMMENTS BY AUDITORS FOR UNITED STATES OF AMERICA READERS ON CANADA-UNITED STATES REPORTING CONFLICT

--------------------------------------------------------------------------------

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 ("Operations and Going Concern") to the consolidated financial statements. Our report to the shareholders dated February 27, 2004 is expressed in accordance with Canadian reporting standards, which do not permit references to such events and conditions in the auditors' report when the uncertainties are adequately disclosed in the financial statements.
                                                      "Staley, Okada & Partners"


Vancouver, B.C.  Canada                                STALEY, OKADA & PARTNERS
February 27, 2004                                        CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------

Grant Thornton LLP
Chartered Accountants
Management Consultants

          Auditors' Report

          To the Shareholders of
          Resource Finance & Investment Ltd.
             (A Development Stage Company)

          We have audited the consolidated balance sheet of Resource Finance & Investment Ltd. (a Development Stage Company) as at December 31, 2002 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2002 and 2001 and for the period October 16, 1978 (inception) through December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 1999 and for the period from October 16, 1978 (inception) to December 31 1999, were audited by other auditors who expressed an unqualified opinion in their report pertaining to such periods. Our opinion on the consolidated statements of loss and deficit and cash flows for the period from October 16, 1978 (inception) to December 31, 2002, insofar as it relates to amounts for prior periods through December 31, 1999, is based solely on the report of other auditors.

          We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, these consolidated financial statements present fairly, in all material respects, the financial position of Resource Finance & Investment Ltd. (a Development Stage Company), as at December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 and for the period from October 16, 1978 (inception) through December 31, 2002 in accordance with Canadian generally accepted accounting principles.

          The consolidated financial statements as at December 31, 1999 and for the year ended December 31, 1999 and for the period from October 16, 1978 (inception) to December 31, 1999 were audited by other auditors who expressed an opinion on those statements in their report dated June 30, 2000 which included an emphasis paragraph with respect to issues raising substantial doubt about the company's ability to continue as a going concern.

                                                          /s/ Grant Thornton LLP

          Vancouver, Canada
          March 26, 2003                                   Chartered Accountants

          Comments by Auditors for United States of America Readers on Canada-United States Reporting Conflict

          In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 ("Operations and Going Concern") to the consolidated financial statements. Our report to the shareholders dated March 26, 2003 is expressed in accordance with Canadian reporting standards, which do not permit references to such events and conditions in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

                                                          /s/ Grant Thornton LLP

          Vancouver, Canada
          March 26, 2003                                   Chartered Accountants

======================================================================
Resource Finance & Investment Ltd.                         Statement 1
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
December 31                                      2003           2002
======================================================================


Assets

Current
  Cash and equivalents                      $      2,825 $      2,940
                                             ------------ ------------

Property, plant and equipment, net of
 accumulated amortization of $505                  2,867            -
Mineral property costs (Note 3) - Schedule       245,407            -
                                             ------------ ------------

                                            $    251,099 $      2,940
                                             ============ ============

======================================================================

Liabilities

Current
  Loan payable (Note 4)                     $          - $    296,185
  Accounts payable                                57,043      118,583
  Accrued liabilities                             18,718       10,000
  Due to related party (Note 7)                        -       24,000
                                             ------------ ------------
                                                  75,761      448,768

Loan Payable (Note 4)                             11,787            -
                                             ------------ ------------

                                                  87,548      448,768
                                             ============ ============




Shareholders' Equity (Deficiency)
  Capital stock (Note 5) - Statement 3
  Authorized:
   120,000,000 common shares with a par
    value of US$0.001
Issued:
   27,556,825 (2002 - 24,462,765) shares          28,579       24,463
  Contributed surplus - Statement 3           10,710,096    9,751,410
  Deficit accumulated during the development
   stage - Statement 3                       (10,575,124) (10,221,701)
                                             ------------ ------------

                                                 163,551     (445,828)
                                             ------------ ------------

                                            $    251,099 $      2,940
                                             ============ ============


======================================================================




        See accompanying notes to the consolidated financial statements.

======================================================================
Resource Finance & Investment Ltd.                              Statement 2
(A Development Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)


                                                            For the
                                                          Period from
                                                           October 16
                                                For the       1978
                        For the     For the   Year Ended  (inception)
                      Year Ended  Year Ended   December   to December
                      December 31 December 31     31           31
                         2003        2002        2001         2003
======================================================================
Expenses
 Consulting services $   110,247 $    30,451 $   113,087 $  1,156,507
 Depreciation and
  amortization               505           -           -       61,779
 General expenses          5,182       2,705       1,836      322,903
 Interest                 38,125      20,034      12,877      203,982
 Licenses, dues and
  taxes                    1,772           -         831       57,056
 Management services
  - stock-based
  compensation (Note
  5)                     149,566           -           -      149,566
 Management services
  (Note 7)                 8,000      12,000      12,000      502,644
 Office, stationery
  and sundry               4,526       1,376      11,697      389,990
 Professional fees        11,972      13,430      11,742      612,461
 Rent                     17,820      13,924      25,598      171,315
 Salaries and
  benefits                36,447      68,973      46,462      244,360
 Salaries and
  benefits - stock-
  based compensation
  (Note 5)                28,762           -           -       28,762
 Shareholder, listing
  and public
  relations               18,787      25,292      20,918      377,959
                      ----------- ----------- ----------- ------------

Loss before other
 income (expense)       (431,711)   (188,185)   (257,048)  (4,279,284)

Other income
 (expense)
 Foreign exchange,
  interest and other      78,506      (3,532)    (16,139)     244,983
 Gain on sale of
  marketable
  securities                   -           -           -       18,662
 Write-down of
  mineral property
  costs                        -     (37,504)    (22,773)  (6,676,751)
 Write-down of
  payables and
  accruals                  (218)          -           -      127,266
                      ----------- ----------- ----------- ------------

Loss before income
 taxes                  (353,423)   (229,221)   (295,960) (10,565,124)

Income taxes                   -           -           -      (10,000)
                      ----------- ----------- ----------- ------------

Net loss             $  (353,423)$  (229,221)$  (295,960)$(10,575,124)
                      ----------- ----------- ----------- ------------

Weighted average
 number of common
 shares outstanding   24,471,219  24,462,765  20,724,409
                      ----------- ----------- -----------

Loss per common share
 - basic and diluted $     (0.01)$     (0.01)$     (0.01)
                      ----------- ----------- -----------

======================================================================

        See accompanying notes to the consolidated financial statements.


========================================================================================================================

Resource Finance & Investment Ltd.                                  Statement 3
 (A Development Stage Company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(Expressed in Canadian Dollars)

========================================================================================================================

                                                                Common Shares
                                                          -------------------------

                                                                                    Contributed Accumulated
                                                                  Number     Amount     Surplus      Deficit       Total
                                                          -------------- ---------------------- ------------ -----------

Balance - December 31, 2000                                   9,962,765 $    9,963 $ 8,607,341 $ (9,696,520)$(1,079,216)
   Shares issued in 2001 for cash, net of issuance costs
    of $34,881                                               12,000,000     12,000     646,569            -     658,569
   Shares issued in 2001 for subscriptions received in
    1998                                                      2,500,000      2,500     497,500            -     500,000
   Loss for the year                                                  -          -           -     (295,960)   (295,960)
                                                          -------------- ---------- ----------- ------------ -----------

Balance - December 31, 2001                                  24,462,765     24,463   9,751,410   (9,992,480)   (216,607)
   Loss for the year                                                  -          -           -     (229,221)   (229,221)
                                                          -------------- ---------- ----------- ------------ -----------

Balance - December 31, 2002                                  24,462,765     24,463   9,751,410  (10,221,701)   (445,828)
   Shares issued in settlement of debt                        3,094,060      4,116     661,034            -     665,150
   Stock-based compensation (Note 5)                                  -          -     297,652            -     297,652
   Loss for the year                                                  -          -           -     (353,423)   (353,423)
                                                          -------------- ---------- ----------- ------------ -----------

Balance - December 31, 2003                                  27,556,825 $   28,579 $10,710,096 $(10,575,124)$   163,551
========================================================================================================================





        See accompanying notes to the consolidated financial statements.

======================================================================
Resource Finance & Investment Ltd.                                  Statement 4
 (A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
======================================================================


                                                            For the
                                                          Period from
                             For the   For the   For the   October 16
                              Year      Year      Year        1978
                              Ended     Ended     Ended   (inception)
                            December  December  December  to December
                                31        31       31          31
                              2003      2002      2001        2003
======================================================================


Cash derived from (applied
 to)

Operating
Net loss                   $(353,423)$(229,221)$(295,960)$(10,575,124)
 Depreciation and
  amortization                   505         -         -       61,779
 Stock-based compensation    178,328                   -      178,328
 Gain on sale of marketable
  securities                       -         -         -      (18,662)
 Write-down of mineral
  property costs                   -    37,504    22,773    6,676,751
Changes in non-cash
 operating working capital
 Prepaid expenses                  -       437     5,087            -
 Accounts payable            (61,540)   29,431     9,428       48,325
 Accrued liabilities           8,718   (16,157)   22,847       27,436
 Due to related party        (24,000)   24,000         -            -
                            --------- --------- --------- ------------
                            (251,412) (154,006) (235,825)  (3,601,167)
                            --------- --------- --------- ------------
Investing
 Proceeds on sale of
  interests in mineral
  properties                       -         -         -      797,802
 Proceeds on sale of
  marketable securities            -         -         -       98,662
 Mineral property costs     (126,083)  (37,504)  (22,773)  (5,715,767)
 Acquisition of mineral
  properties                       -         -         -   (1,703,857)
 Acquisition of capital
  assets                      (3,372)        -         -     (139,744)
 Proceeds on sale of
  property, plant and
  equipment                        -         -         -       75,098
                            --------- --------- --------- ------------
                            (129,455)  (37,504)  (22,773)  (6,587,806)
                            --------- --------- --------- ------------
Financing
 Issue of common shares for
  cash, net of issue costs         -         -   658,569    9,514,861
 Loan payable                380,752   185,069  (406,901)     676,937
                            --------- --------- --------- ------------
                             380,752   185,069   251,668   10,191,798
                            --------- --------- --------- ------------

(Decrease) increase in cash     (115)   (6,441)   (6,930)       2,825

Cash and equivalents,
 beginning of period           2,940     9,381    16,311            -
                            --------- --------- --------- ------------

Cash and equivalents, end
 of period                 $   2,825 $   2,940 $   9,381 $      2,825
                            --------- --------- --------- ------------
======================================================================

        See accompanying notes to the consolidated financial statements.

======================================================================================================================
Resource Finance & Investment Ltd.                                                              Statement 4 (Continued)
 (A Development Stage Company)
Consolidated Statements of Cash Flows (Continued)
(Expressed in Canadian Dollars)
======================================================================================================================


                                                                                                               For the
                                                                                                             Period from
                                                                                                   For the   October 16
                                                                                                    Year         1978
                                                                           For the     For the      Ended    (inception)
                                                                         Year Ended   Year Ended  December   to December
                                                                         December 31 December 31     31          31
                                                                            2003         2002       2001        2003
=========================================================================================================================

Non-cash investing and financing transactions

 Marketable securities received on the sale of interest  in resource
  property                                                              $        -  $         -  $       -  $    80,000

 Stock-based compensation included in mineral property costs            $  119,324  $         -  $       -  $   119,324

 Stock-based compensation included in expenses                          $  178,328  $         -  $       -  $         -

 Common shares issued in exchange for resource properties               $        -  $         -  $       -  $   200,000

 Common shares issued in payment of agents' fees                        $        -  $         -  $       -  $    71,500

 Common shares issued on settlement of debt                             $  665,150  $         -  $       -  $   726,162
=========================================================================================================================


        See accompanying notes to the consolidated financial statements.

================================================================================

Resource Finance & Investment Ltd.                           Schedule
(A Development Stage Company)
Consolidated Schedule of Mineral Property Costs
(Expressed in Canadian Dollars)
December 31                                            2003      2002

================================================================================


Shawnee Project, Kentucky, U.S.A.

Acquisition costs
  Mineral lease payments                            $ 16,022 $ 34,206
  Recovery costs                                      (4,203)       -
                                                     -------- --------
                                                      11,819   34,206
                                                     -------- --------
Exploration costs
  Camp and general                                    19,171        -
  Consulting                                          25,238        -
  Consulting - stock-based compensation (Note 5)      90,562        -
  Salaries and wages                                  14,634        -
  Salaries and wages - stock-based compensation
   (Note 5)                                           14,381        -
  Sample analysis                                     35,557        -
                                                     -------- --------
                                                     199,543        -
                                                     -------- --------

Total                                                211,362   34,206
                                                     -------- --------

Oregon Mineral Sands Project, Oregon, U.S.A.

Acquisition costs
  Mineral lease payments                              13,417    3,298
  Recovery costs                                      (8,390)       -
                                                     -------- --------
                                                       5,027    3,298
                                                     -------- --------
Exploration costs
  Salaries and wages                                  14,637        -
  Salaries and wages - stock-based compensation
   (Note 5)                                           14,381        -
                                                     -------- --------
                                                      29,018        -
                                                     -------- --------

Total                                                 34,045    3,298
                                                     -------- --------

Costs for the year                                   245,407   37,504
  Balance - Beginning of year                              -        -
  Write-off of mineral property costs                      -  (37,504)
                                                     -------- --------

Balance - End of Year                               $245,407 $      -
                                                     -------- --------
================================================================================


        See accompanying notes to the consolidated financial statements.

================================================================================

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003

================================================================================

1.       Operations and going concern

Until fiscal 1999, the company was a junior resource company engaged in the business of acquiring, exploring and developing mineral resource properties in the United States and Venezuela.

An extraordinary general meeting of shareholders was held on September 9, 1994, at which time shareholders of the company approved, by special resolution, the continuance of the company from British Columbia to Bermuda in accordance with provisions of Part XA of the Companies Act, 1981 (Bermuda), as amended, and the British Columbia Company Act. On April 4, 1997, the company changed its name to Resource Finance & Investment Ltd.

During 2000, management determined that the company would no longer pursue its resource business and instead switched the company's focus to that of the maintenance of existing leases (Note 3) and identification of business opportunities of a more general nature. In 2003, in response to escalating prices for commodities and rare minerals, the company decided to reactivate its interests in Kentucky lands and conduct ongoing appraisals and evaluations for various minerals. In addition the company continues to evaluate potential acquisitions and joint venture partnerships where significant value can be generated for shareholders. This represents the main activities of the company as a business concern.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The company has incurred significant losses and negative cash flow from operations since inception. The company's ability to continue as a going concern is uncertain and is dependent upon obtaining additional financing and achieving a profitable level of operations. The company converted shares for debt during fiscal 2003, but will require additional funding to continue in its efforts to identify a business opportunity. Management intends to raise further financing in the future by private share placements and by utilising the US$250,000 line of credit currently available. There can be no assurance that future private share placements can be successfully concluded.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

================================================================================

2.       Summary of significant accounting policies

The consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, which as applied in these consolidated financial statements, conform in all material respects with accounting principles generally accepted in the United States except as disclosed in Note 8. The consolidated financial statements are presented in Canadian dollars.

================================================================================

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003

================================================================================


2. Summary of significant accounting policies (Continued)

Basis of consolidation
The consolidated financial statements include the accounts of Resource Finance & Investment Ltd. and its wholly-owned U.S.A. subsidiaries:

        --  Oregon Resources Corporation ("ORC");
        --  Dynamex Resources Corporation ("DYN").

Both subsidiaries have been recorded under the purchase method of accounting. All intercompany transactions and balances have been eliminated on consolidation. Included in these consolidated financial statements are the results of operations of the parent company and the above subsidiaries from their respective dates of incorporation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment, and Amortization

Property, plant and equipment are valued at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

--  Computer equipment - 30% declining balance

One-half of the above rate is applied in the year of acquisition. The company regularly reviews its property, plant and equipment to eliminate obsolete items.

Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the company's assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

================================================================================

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003

================================================================================

2. Summary of significant accounting policies (Continued)

Mineral properties (Continued)

When the company acquires or disposes of a property subject to an option agreement the option is exercisable at the option of the optionee and as such the accounts payable or receivable are not recorded relating to requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

The Canadian Generally Accepted Accounting Principles ("GAAP") for mineral property costs are promulgated in the Canadian Institute of Chartered Accountants ("CICA") Handbook ("Handbook"). Certain sections of the Handbook allow classification as tangible assets and a certain section allows classification as an intangible asset. The company has chosen to classify its mineral property costs as tangible assets in accordance with its interpretation of GAAP. The company believes that its interpretation of GAAP is appropriate and consistent with Canadian GAAP.

The alternative interpretation of GAAP would provide for capitalization of costs relating to mineral properties as an intangible asset at the time of its acquisition. For companies in the exploration stage the excess of the carrying value over the residual value would be amortized over the period of the subject option agreement, the period in which the company expects to complete its exploration programs or to sell, develop or further explore the underlying properties.

The CICA may provide additional guidance in the future that may clarify this situation and such guidance, if promulgated, may change the company's current method of accounting for the mineral property expenditures. Until such guidance is available the company expects to continue its accounting policy of treating such costs as tangible assets.

If the company had chosen to account for these costs as intangible assets and amortized these costs on a straight line basis over either (a) the term of the agreement, (b) the period expected to complete its exploration programs or (c) the period to convert, develop or further explore the underlying mineral properties, the company's financial statements would change as follows:


Item                                                                                       2003                 2002
-----------------------------------------------------------------------------------------------------------------------------
Mineral Properties - as tangible assets                                                 $  245,407        $                -
-----------------------------------------------------------------------------------------------------------------------------

Mineral Properties - as intangible assets - costs                                       $  245,407        $                -
Mineral Properties - as intangible assets - accumulated amortization                       (55,480)                        -
-----------------------------------------------------------------------------------------------------------------------------
Intangible Assets - net                                                                 $  189,927        $                -
-----------------------------------------------------------------------------------------------------------------------------

Net loss for the year as reported                                                       $ (353,423)       $         (229,221)
   - Amortization of intangible assets                                                     (55,480)                        -
-----------------------------------------------------------------------------------------------------------------------------
Loss for the year                                                                       $ (408,903)       $         (229,221)
-----------------------------------------------------------------------------------------------------------------------------

Loss per share - Basic and diluted                                                       $   (0.02)       $            (0.01)
-----------------------------------------------------------------------------------------------------------------------------


================================================================================

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003
================================================================================

2. Summary of significant accounting policies (Continued)

Cash and equivalents

Cash and equivalents consists of cash on hand and balances with banks and highly liquid temporary money market instruments with original maturities of three months or less.

Income taxes

The company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result from unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

The monetary assets and liabilities of ORC and DYN, integrated foreign subsidiaries financially dependent on the parent company, are translated at the rates of exchange on the balance sheet date. Other consolidated balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates.

Gains and losses on foreign exchange are included in the results of operations.

Financial instruments

The company has various financial instruments including cash and equivalents, accounts payable, and loan payable. The carrying value of these financial instruments approximates their fair value.

Stock-based compensation

The company adopted the recommendations of CICA Handbook Section 3870, stock based compensation and other stock-based payments, effective to all awards granted on or after January 1, 2002. This established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning January 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003


2. Summary of significant accounting policies (Continued)

Earnings (loss) per common share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Share capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

================================================================================

3.       Mineral Lease Commitments

The company has mineral leases in Oregon via its subsidiary Oregon Resources Corporation Inc. and in Kentucky via Dynamex Corporation Inc.

The Oregon leases consist of two principal leases: the Yoder Lease, which was renegotiated in 2003 on which the first payment was made in January 2004, and the Weyerhauser Lease, to which verbal commitment has been made by the leaseholder once activity to develop the area commences. At present, the annual lease payment commitment on the Yoder Lease is US$6,400, should this lease be maintained.

As at December 31, 2003, the company was current on its active Kentucky leases to September 2003 with the main leases paid to December 2003. The balance of the active leases have been or are presently being brought up to date. As at December 31, 2003, the company was required to make the annual lease payments on the Kentucky project of approximately US$15,060 (2002 - US$22,300) to maintain the current leases.

The company does not have a legal obligation to make lease payments. The effect of non-payment is cancellation of a resource property lease.

Details of deferred mineral property costs are as follows:


                                               Acquisition           Exploration           Total 2003     Total 2002
                                    ----------------------------------------------------------------------------------
Shawnee Project, Kentucky, U.S.A.   $              11,819  $             199,543  $            211,362  $           -
Oregon Project, Oregon, U.S.A.                      5,027                 29,018                34,045              -
                                    ----------------------------------------------------------------------------------
                                    $              16,846  $             228,561  $            245,407  $           -
                                    ----------------------------------------------------------------------------------

======================================================================================================================

================================================================================

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003

================================================================================

4.       Loan Payable

As at December 31, 2003, borrowings on the maximum US$250,000 (2002 - US$300,000) line of credit had a balance of CDN$11,787 (2002- CDN$296,184). The facility bears interest at a rate of 8%, and is secured by the company's shares in subsidiaries. The loan is repayable on December 31, 2005 (2002 - December 31,
2003). This loan facility is with a company whose director is also an officer of the company. Current year's interest expense on this loan was $32,933 (2002 - $13,102; 2001 - $8,131).

================================================================================


5.       Capital Stock

Par Value

During the fiscal year 2002, the par value of common shares was changed from CDN$0.001 to US$0.001.

Issuance of Shares

During the current year, the company issued 3,094,060 shares to settle $665,150 of loan payable to a company whose director is also an officer of the company. Number of shares issued on settlement of debt was determined using the fair value of the company's shares on the date the shares were issued.

Stock options

The company has granted stock options to directors, officers and employees as follows:

                                           2003       2002           2001
                                           ----       ----           ----
   Balance, beginning of year                 -         -         123,000
   Granted                            1,900,000         -               -
   Exercised                                  -         -               -
   Expired                                    -         -        (123,000)
                                     -----------     ------    -----------

   Balance, end of year               1,900,000         -               -
                                     ==========      ======    ===========

On May 27, 2003 the company entered an agreement with Marum Resources Inc. to explore and evaluate its Kentucky lands for kimberlite. The remuneration offered included the grant of 1,000,000 options exercisable at USD$0.19 until February 19, 2004. These options expired subsequent to year-end.

On the September 1, 2003 each of the directors were granted stock options under the terms of the company's stock option plan. Mr. Nicholas Plumbridge received 250,000 options; Mr. Michael Brickell received 250,000; Mr. Isaac Moss received 150,000; and Ms. Cheryl Wilson received 250,000. These options are exercisable from the September 1, 2003 to August 31, 2008 at an exercise price of USD$0.17.


================================================================================

================================================================================

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003

================================================================================

5.       Capital Stock (Continued)

Stock-based compensation

a) For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

b) Effective January 1, 2003, the company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the company records as an expense. The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following weighted average assumptions from the date of grant:

         Risk-free interest rate                                        3.97%
         Expected dividend yield                                            -
         Expected stock price volatility                                 188%
         Expected option life in years                                   3.72

         Current year stock-based compensation amounted to $297,652, which was included in the contributed surplus account. The stock option benefit related to 1,000,000 options granted to Marum Resources Inc. amounted to $90,562, and the stock option benefit on 900,000 options granted to directors and officers of the company amounted to $207,090. The offsetting entries were as follows:

         Mineral property costs:
              Salaries and benefits            - $  28,762
              Consulting services              - $  90,562

         General and administrative expenses:
              Salaries and benefits            - $  28,762
              Management services               - $149,566

         No stock options were granted in the fiscal years ended December 31, 2002 and 2001.

c) Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the company's stock option grants.

================================================================================

6.   Income taxes

At December 31, 2003, the company has operating losses and other undeducted amounts for tax purposes that may be offset against future taxable income. The future income tax asset arising from these items has been reduced to $Nil by a valuation allowance due to uncertainties regarding the utilization of the future income tax assets. The recording of this valuation allowance results in a $Nil tax provision in all periods presented.

================================================================================

================================================================================

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003
================================================================================



7.       Related party transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

Included in due to related party is $Nil (2002 - $24,000) relating to management fees accrued to a director.

Salaries and benefits of $65,718 (2002 - $68,973; 2001 - $46,462) were paid and/or accrued to a director of the company. Out of the total amount of salaries, $36,447 (2002 - $68,973; 2001 - $46,462) was expensed as part of administrative expenses, and the remaining amount was recorded as part of exploration costs.

Office rent expense of $16,755 (2002 - $18,844; 2001 - $18,587) was paid to a director.

Management fees of $8,000 (2002 - $12,000; 2001 - $12,000) related to the management and administration of the company were paid or accrued to a director.

================================================================================

8.   Reconciliation of generally accepted accounting principles

a) These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

b) Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company's mineral property costs have been written off.

c) The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:


                                                                                  For the
                                                                              period from
                                                                              October 16,
                                                                                     1978
                                                                              (Inception)  Year Ended  Year Ended  Year Ended
                                                                              to December    December    December    December
                                                                                   31 2003   31 2003     31 2002     31 2001
-----------------------------------------------------------------------------------------------------------------------------

Loss for the period as reported                                              $(10,575,124)  $(353,423)  $(229,221)  $(295,960)
Write-off of mineral property costs                                              (245,407)   (245,407)        -         -
-----------------------------------------------------------------------------------------------------------------------------
Loss for the period in accordance with   United States GAAP                  $(10,820,531)  $(598,830)  $(229,221)  $(295,960)
-----------------------------------------------------------------------------------------------------------------------------



                                                                                          Year Ended   Year Ended   Year Ended
                                                                                         December 31   December 31  December 31
                                                                                                2003         2002         2001
                                                                                      ---------------------------------------
Basic loss per share for the year in
 accordance with United States GAAP                                                    $      (0.02)   $   (0.01)  $    (0.01)
-----------------------------------------------------------------------------------------------------------------------------


================================================================================

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003

================================================================================


8.       Reconciliation of generally accepted accounting principles (Continued)

d) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, (deficiency) as reported, is as follows:

                                                       Common Shares
                                                     -------------------
                                                                        Contributed Comprehensive Accumulated
                                                         Number  Amount     Surplus        Income      Deficit     Total
------------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficiency) as reported at
 December 31, 2001                                  24,462,765 $24,463 $ 9,751,410 $           - $ (9,992,480)$(216,607)
Write-off of mineral property costs                          -       -           -             -            -         -
                                                    --------------------------------------------------------------------

Shareholders' equity (deficiency) in accordance with
 United States GAAP at December 31, 2001            24,462,765 $24,463 $ 9,751,410 $           - $ (9,992,480)$(216,607)
------------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficiency) as reported at
 December 31, 2002                                  24,462,765 $24,463 $ 9,751,410 $           - $(10,221,701)$(445,828)
Write-off of mineral property costs                          -       -           -             -            -         -
                                                    --------------------------------------------------------------------

Shareholders' equity (deficiency) in accordance with
 United States GAAP at December 31, 2002            24,462,765 $24,463 $ 9,751,410 $           - $(10,221,701)$(445,828)
------------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficiency) as reported at
 December 31, 2003                                  27,556,825 $28,579 $10,710,096 $           - $(10,575,124)$ 163,551
Write-off of mineral property costs                          -       -           -             -     (245,407) (245,407)
                                                    --------------------------------------------------------------------

Shareholders' equity (deficiency) in accordance with
 United States GAAP at December 31, 2003            27,556,825 $28,579 $10,710,096 $           - $(10,820,531)$ (81,856)
------------------------------------------------------------------------------------------------------------------------


e)       Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

================================================================================
Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003
================================================================================


8. Reconciliation of generally accepted accounting principles (Continued)

f) Recent Accounting Pronouncements (Continued)

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.
Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). The statement amends SFAS 123, "Accounting for Stock-Based Compensation" (FAS 123) to provide alternative methods of voluntary transition to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions will be effective for the company beginning with the company's quarter ended March 31, 2003. The company has adopted SFAS No. 148, as required, effective January 1, 2003.

In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002. The company adopted the provisions of FIN 45, as required, effective January 1, 2002 with no material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company's financial statements.

================================================================================

Resource Finance & Investment Ltd.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2003
================================================================================



8. Reconciliation of generally accepted accounting principles (Continued)

f) Recent Accounting Pronouncements (Continued)

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the company's financial statements.

Management's preliminary assessment of these recent pronouncements is that they will not have a material impact on the company's financial position or results of operation.



================================================================================

9.       Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

================================================================================